Office of General Counsel
                                                                                                                                        Please Reply to:Timothy D. CrawfordSenior Counsel
One Nationwide Plaza 01-09-V2
Columbus, Ohio 43215
VIA EDGAR                                                                                                                          E-mail: crawfot1@nationwide.com
Tel: (614) 249-3398
Fax: (614) 249-2112

June 14, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549-0506

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account—4
Form N-6 Registration Statement (File No. 333-137202)

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company and its Nationwide VLI Separate Account—4 ("Variable Account") we are filing this correspondence to supplement our previous correspondences filed in connection with the registration statement referenced above.  The registration statement provides for the offering, through the Variable Account, of variable life insurance policies ("Policies") specifically designed for the Corporate Owned Life Insurance marketplace.

We have reconfigured the “In Summary: Fee Tables” based on various discussions held with the Staff.

We appreciate your continued review and assistance with this matter.

Sincerely yours,

/s/ TIMOTHY D. CRAWFORD

Timothy D. Crawford
Officer – Managing Counsel
Office of General Counsel
Nationwide Life Insurance Company

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering from the policy.  Fees in this table may be rounded to the hundredth decimal.  The first table describes the fees and expenses that you will pay at the time that you apply Premium to the policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted By Policy Component (A, B, C and D)
Premium Load(1)	Upon making a Premium payment	Maximum Guaranteed on Target Premium(2)				Current on Target Premium(3)
		A	B	C	D	A	B	C	D
		10%	10%	10%	10%	10%	10%	8%	0%
		Maximum Guaranteed on Excess Premium				Current on Excess Premium
		10%	10%	10%	10%	2%	2%	2%	0%
Illustration Charge(4)	Upon requesting an illustration	Maximum Guaranteed $25				Current $0

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.  Unless otherwise specified, all charges are deducted proportionally from the Sub-Accounts and the fixed account.
Periodic Charges Other Than Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted From Cash Value by Policy Component (A, B, C and D)
Deferred Premium Load(5)	On the anniversary of the Policy Date in policy years 2 through 5	Maximum Guaranteed on Target Premium				Current on Target Premium(6)
		A	B	C	D	A	B	C	D
		2%	2%	2%	2%	2%	0%	0%	0%
		Maximum Guaranteed on Excess Premium				Current on Excess Premium
		A	B	C	D	A	B	C	D
		2%	2%	2%	2%	0.5%	0%	0%	0%
Base Policy Cost of Insurance(7)	Monthly	Maximum (all Policy Components)(8) $83.33 per $1,000 of Net Amount At Risk.				Minimum (all Policy Components) $0.03 per $1,000 of Net Amount At Risk.
Representative: an individual issue age 40, non-tobacco, in the tenth policy year, Death Benefit option 1, issued on a short-form, non-medical basis.	Monthly	Representative Cost by Policy Component (A, B, C and D) Stated per $1,000 of the Net Amount At Risk (9)
		A		B		C		D
		$0.33		$0.31		$0.32		$0.30
Supplemental Insurance Rider Cost of Insurance(10)	Monthly	Maximum (all Policy Components) (8) $83.33 per $1,000 of Rider Net Amount at Risk.				Minimum (all Policy Components) $0.02 per $1,000 of Rider Net Amount at Risk.
Representative: an individual issue age 40, non-tobacco, in the tenth policy year, issued on a short-form, non-medical basis.	Monthly	Representative Cost by Policy Component (A, B, C, and D) Stated Per $1,000 of the Rider Net Amount at Risk(9)
		A		B		C		D
		$0.20		$0.24		$0.24		$0.15
Base Sub-Account Asset Factor (taken proportionally from the Sub-Accounts)	Monthly, based on an annual rate(12)	Maximum Monthly Guaranteed				Current Monthly(13)
		A	B	C	D	A	B	C	D
		0.11%	0.11%	0.11%	0.11%	0.03%	0.03	0.03	0.05%

Periodic Charges Other Than Mutual Fund Operating Expenses (continued)
Charge	When Charge is Deducted	Amount Deducted From Cash Value (same for all Policy Components)
Supplemental Insurance Rider Sub-Account Asset Factor(11)	Monthly, based on an annual rate(12)	Maximum Guaranteed				Current
		A	B	C	D	A	B	C	D
		0.11%	0.11%	0.11%	0.11%	0.02	0.02%	0.02	0.03
Base Policy Specified Amount Charge	Monthly	Maximum Guaranteed Stated per $1,000 of Base Specified Amount.				Current (14) Stated per $1,000 of Base Specified Amount.
		Policy Years 1 -20			Policy Year 21 and thereafter	Policy Years 1 -20		Policy Year 21 and thereafter
		$0.40			$0.40	$0.30		$0.01
Supplemental Insurance Rider Specified Amount Charge	Monthly(15)	Maximum Guaranteed Stated per $1,000 of Rider Specified Amount.				Current (16) Stated per $1,000 of Rider Specified Amount.
		Policy Years 1 – 20			Policy Year 21 and thereafter	Policy Years 1- 20		Policy Years 21 and thereafter
		$0.40			$0.40	$0.05		$0.01
Administrative Charge	Monthly	Maximum Guaranteed $10 per policy.				Current $5 per policy.
Policy Loan Interest Charge (17)	Annually, or on an increase or repayment of the loan	Maximum Guaranteed 3.50% of Indebtedness.				Current Policy years 1-15: 2.80% Policy years 16-30: 2.55% Policy years 31 and thereafter: 2.10% of Indebtedness taken proportionally.

Representative costs may vary from the cost you would incur.  Ask for an illustration for information on the costs applicable to your policy.

The next item shows the minimum and maximum total operating expenses, as of December 31, 2006, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.  Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.27%	Maximum 1.86%

(1) The Premium Load will vary according to the amount of annual Target Premium and Excess Premium, and the blending of the policy component configuration you select.

(2) The maximum guaranteed premium load applied to all policy components as a percentage of each Premium (whether Target Premium or Excess Premium) declines on the following schedule:

Policy Year	1	2 through 5	6 and thereafter
Premium Load	10%	8%	5%

(3) Each policy component has a different declining premium load assessed on each Premium payment in accordance with the table listed below.  The ultimate Premium Load you pay depends on your policy component configuration and whether Premium paid is Target Premium or Excess Premium.

Premium Loads on Target Premium
Policy Year	Policy Component A	Policy Component B	Policy Component C	Policy Component D
1	10%	10%	8%	0%
2	8%	8%	6%	0%
3	6%	6%	4%	0%
4	4%	4%	2%	0%
5	2%	2%	2%	0%
6 and thereafter	2%	2%	2%	0%

Premium in excess of target is assessed a different Premium Load in accordance with the table below.

Premium Loads on Excess Premium
Policy Year	Policy Component A	Policy Component B	Policy Component C	Policy Component D
1	2%	2%	2%	0%
2 – 5	2%	2%	2%	0%
6 and thereafter	2%	2%	2%	0%

Target Premium is 100% of the maximum annual Premium allowed under the Internal Revenue Code assuming that: (i) the policy is not a modified endowment contract; (ii) the policy's death benefit is equal to the Base Specified Amount; (iii) you are paying seven level, annual Premiums; (iv) there are no premiums resulting from a Section 1035 exchange; and (v) there are no substandard underwriting ratings.

(4) If we begin to charge for illustrations, you will be expected to pay the Illustration Charge by check at the time of the request.  This charge will not be deducted from the policy’s Cash Value.

(5) The Deferred Premium Load (maximum guaranteed and current) will vary according to the amount of aggregate Premium payments made in policy year 1, the amount of term insurance coverage purchased via the Supplemental Insurance Rider, and the policy component configurations you select.

(6) Each policy component has a different deferred premium load assessed on each Premium payment in accordance with the tables listed below.  The ultimate deferred premium load you pay depends on your policy component configuration and whether Premium paid is Target Premium or Excess Premium.

Deferred Premium Loads on Target Premium
Policy Year	Policy Component A	Policy Component B	Policy Component C	Policy Component D
1	0%	0%	0%	0%
2-5	2%	0%	0%	0%
6 and thereafter	0%	0%	0%	0%

Deferred Premium Loads on Excess Premium
Policy Year	Policy Component A	Policy Component B	Policy Component C	Policy Component D
1	0%	0%	0%	0%
2-5	0.5%	0%	0%	0%
6 and thereafter	0%	0%	0%	0%

(7) The Cost of Insurance Charge varies according to the Insured’s age, gender (if not unisex classified), tobacco use, substandard ratings, underwriting class, the number of years from the Policy Date, the Base Specified Amount, and the policy component allocations you select.  The Cost of Insurance Charge for coverage under the Supplemental Insurance Rider is different.

(8) The maximum Cost of Insurance does not include substandard rated policies.  For substandard rated policies, the maximum Cost of Insurance is $125.00 per $1,000 of Net Amount at Risk, taken proportionally from the Sub-Accounts and fixed account.

(9) This amount may not be representative of your cost.  Ask for a policy illustration for information on your cost.

(10) This charge will only be assessed if you purchase this optional rider.

(11) This charge is a charge assessed by us based on assets allocated to the Sub-Accounts and is in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.

(12) The maximum guaranteed annual rate for this charge is 1.25%, but ultimate charges assessed may be higher or lower because the charge is taken monthly rather than annually.  Maximum guaranteed annual and monthly rates are also shown on the Policy Data Pages.

(13) The Sub-Account Asset Charges vary according to the ratio of the Cash Value to the maximum annual Premium allowed under the Internal Revenue Code assuming that: (i) the policy is not a modified endowment contract; (ii) the policy's death benefit is equal to the Total Specified Amount; and (iii) seven level, annual Premiums are paid.  The current charges shown here are the highest amounts we will apply.  For details, see the Base Sub-Account Asset Charge sub-section of the “Policy Charge” section of this prospectus and the Rider Sub-Account Asset Charge sub-section of the “Policy Rider and Rider Charges” section of this prospectus.

(14) This charge is only assessed on the Base Specified Amount.  A different charge will be applied for any Rider Specified Amount under the Supplemental Insurance Rider.  For Total Specified Amount in excess of $50,000, the current charge applied per $1,000 for such excess amounts is $0.01 for all policy years.

(15) This charge will only be assessed if you purchase the Supplemental Insurance Rider.

(16) This charge is only assessed on the Rider Specified Amount.  A different charge will be applied for any Base Specified Amount under the policy.   For Total Specified Amount in excess of $50,000, the current charge applied per $1,000 for such excess amounts is $0.01 for all policy years.

(17) The current and maximum guaranteed charges shown do not reflect the interest that is credited to amounts in the Policy Loan Account.  When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated above.